

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Tom Adams
General Counsel
Rockley Photonics Holdings Ltd
3rd Floor, 1 Ashley Road
Altrincham, Cheshire, United Kingdom, WA14 2DT

     Re: Rockley Photonics Holdings Ltd
          Registration Statement on Form S-1
          Filed September 9, 2021
          File No. 333-259398

Dear Mr. Adams:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gregory Herbers at 202-551-8028 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Davina K. Kaile